U.S. CONCRETE, INC.
331 N. Main St.
Euless, TX 76039

December 27, 2012
Via Edgar
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631
ATTN: Terence O’Brien, Accounting Branch Chief, Division of Corporation Finance

RE:	U.S. Concrete, Inc. Form 10-K for the fiscal year ended December 31, 2011 Filed March 14, 2012 File No. 1-34530
Ladies and Gentleman:
U.S. Concrete, Inc. (the “Company” or “U.S. Concrete”) hereby provides its response to the additional comments of the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated November 30, 2012. For ease of reference, we have repeated the Staff’s comments below and we have numbered our responses to correspond with the Staff’s comments.
Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24
Liquidity and Capital Resources, page 25

1.We note your response to comment 1 in our letter dated October 18, 2012. It is our understanding that the legal right that you specifically gave the holders of your registered notes gives them the ability to foreclose on the capital stock of your operating subsidiaries in the event of default. This provision was referenced on the prospectus cover page and presumably gives your investors an additional means to secure repayment in the event that the subsidiaries do not satisfy their obligations as guarantors. While we understand that the noteholders also have some security interests in the underlying assets of the subsidiaries, it can obviously be more difficult, costly and time consuming for holders of the notes to foreclose on the assets of a subsidiary they don’t control, rather than to foreclose directly on its capital stock. Consequently, we continue to believe that you need to inform investors about the extent to which their foreclosure right is limited by your Article 3-16 exclusion provision. Based on your current market capitalization and the 43 subsidiaries listed in Exhibit 21, it would not

Mr. Terence O’Brien
Securities and Exchange Commission
December 27, 2012

be apparent to investors that any of your subsidiaries are currently impacted by your Article 3-16 exclusion. Your letter to us however states that certain subsidiaries are impacted but the number and materiality of these subsidiaries has not been disclosed. As previously requested, please provide the following information in your future filings:
a. that the exclusion applies to the capital stock of any subsidiary collateralizing the Notes where the greater of the book value or market value (fair value) of the subsidiary capital stock equals 20% or more of the current principal amount of the registered notes;
b. the name(s) of any subsidiary that as of the latest Balance Sheet date (1) has capital stock collateralizing the Notes, and (2) has the greater of the book value or market (fair) value of its capital stock equaling 20% or more of the current principal amount of the registered notes;
c. the aggregate percentages of consolidated assets, revenue, and pre-tax income which is comprised of the subsidiaries identified in b. above;
d. that based on the applicable data as of the latest Balance Sheet date, the security interest held by Noteholders in the capital stock of the subsidiaries identified in b. above could be significantly limited; and
e. that the subsidiaries impacted by the Article 3-16 exclusion may change based on the corresponding changes in the values of the capital stock as well as changes in the outstanding principal amount of the registered Notes.
Response:    In response to the Staff’s Comment 1, we continue to believe that the incremental value of the capital stock of subsidiary guarantors is not meaningful and that holders of Notes understood so. The holders of Notes agreed to Indenture provisions that (i) automatically excluded pledged capital stock as security for Notes if such security would trigger Article 3-16 disclosure requirements (see definition of “Excluded Equity”) and (ii) specifically disclaimed the requirement that we produce any information related to Article 3-16 in our required financial and other reports to the holders of the Notes pursuant to Section 6.16 of the Indenture. The exclusion of Article 3-16 financial information was also disclosed in the prospectus under “Description of the Notes—Certain Covenants—Reports to Holders”.
We also advise the Staff that we have not conducted valuations of each subsidiary guarantor, which would be necessary to determine which subsidiaries the Article 3-16 exclusion applies to, and to conduct such a valuation would require us to incur significant costs.
We note that the reasoning we gave in our previous response dated November 30, 2012, appears not to have been objected to by the Staff under similar circumstances. K. Hovnanian Enterprises, Inc. and Hovnanian Enterprises, Inc. (together, “Hovnanian”), in a letter to the Staff dated May 12, 2009 (see

Mr. Terence O’Brien
Securities and Exchange Commission
December 27, 2012

responses to comments 7 and 15 of the Staff), acknowledged that certain of their subsidiaries would be subject to the Article 3-16 exclusion, but reasoned (i) that the pledged capital stock did not have meaningful incremental value beyond the underlying assets and guarantees of such subsidiaries and (ii) disclosing value of the pledged capital stock could be misleading because it effectively double counts the value of the underlying assets. Hovnanian’s proposed disclosure is similar to our proposed disclosure; namely, that the incremental value of the guarantor stock collateral is not meaningful because the underlying assets of the entity have been separately pledged as collateral. Hovnanian made such disclosure on its First Amendment to Form S-4, filed May 13, 2009, which subsequently went effective without further comment from the Staff. Subsequent periodic reports by Hovnanian also did not include the requested disclosure concerning the Article 3-16 exclusion.
We intend to disclose that the incremental value of the guarantor stock collateral is not meaningful because the underlying assets of the entity have been separately pledged as collateral. We also intend to disclose that the Article 3-16 exclusion operates automatically with regard to applicable subsidiary guarantors, that holders of Notes do not have rights under the Indenture to notice thereof or to obtain reports with information that would be required by Article 3-16, and that the security interests in the subsidiary stock could be further limited by the exclusion.
The Article 3-16 exclusion applies to certain of our guarantor subsidiaries (given the outstanding principal amount of the Notes being approximately $55,000,000), but to determine which subsidiaries and what the value of such subsidiary’s pledged capital stock would be would require a costly valuation without providing meaningful disclosure to investors. However, irrespective of the impact of the Article 3-16 exclusion, the holders of Notes have the benefit of each such subsidiary’s guarantee and we believe that in deciding to purchase the Notes, investors understood that the incremental value of the pledged stock was not meaningful, that they had the benefit of such guarantees, that the foreclosure process on assets might be somewhat more involved than on pledged capital stock (but the lien on assets is certainly more meaningful), and that the collateral cutback provision would operate automatically without notice or reporting information that would be required by Article 3-16. The additional disclosure indicated above will ensure that, for future filings, this understanding continues.
1. Organization and Summary of Significant Accounting Policies, page 48
Stock-based Compensation, page 51
2. We note your response to comment 5 in our letter dated October 18, 2012. Please expand your disclosures in future filings to clarify that the financial valuation model used to estimate the fair value of your restricted stock grants with market conditions is appropriate for path-

Mr. Terence O’Brien
Securities and Exchange Commission
December 27, 2012

dependent options and that the expense recognized will be recognized regardless as to whether the market conditions are met. Please refer to ASC 718-10-30-14 for guidance.
Response: In response to the Staff’s Comment 2, we will clarify in our future filings that the financial valuation model uses a Monte Carlo simulation which is appropriate for path-dependent options and that the expense recognized will be recognized regardless as to whether the market conditions are met.

10. Debt, page 59
3. We note your response to comment 7 in our letter dated October 18, 2012, in which you agreed to provide the disclosure required by Note 1 to Article 3-10(f) of Regulation S-X in your future filings. However, you did not provide the required disclosure in your Form 10-Q filed on November 9, 2012. Please confirm that you will provide the disclosure in all future periodic reports (i.e., Forms 10-K and 10-Q) to the extent that the Convertible Secured Notes are outstanding.
Response: In response to the Staff’s Comment 3, we will provide the disclosure required by Note 1 to Article 3-10(f) of Regulation S-X in our future filings.

Form 10-Q for Fiscal Quarter Ended September 30, 2012
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
Results of Operations, page 27
4. We note the discussion and analysis you provided for income (loss) from operations in response to comment 3 in our letter dated October 18, 2012. Please expand your disclosure of income (loss) from operations to include a discussion and analysis at the segment level, as we note the profit measure your CODM uses to assess performance and allocate resources is segment operating income (loss). Please refer to Item 303(a) of Regulation S-K and Section 501.06.a. of the Financial Reporting Codification for guidance.

Response: In response to the Staff’s Comment 4, we will expand our disclosure of income (loss) from operations to include a discussion and analysis at the segment level in our future filings.

Form 8-K Filed October 31, 2012
5. Please confirm to us that you will provide the financial statements and financial information required by Article 3-05 and Article 11 of Regulation S-X within the required timeframe in

Mr. Terence O’Brien
Securities and Exchange Commission
December 27, 2012

accordance with Item 9.01 of Form 8-K. Otherwise, please provide us with your calculations of the significance tests for your acquisition of the Bode Companies on October 30, 2012 in accordance with Article 3-05(b)(2) and Article 1-02(w) of Regulation S-X.

Response: In response to the Staff’s Comment 5, the requirements of Article 3-05 do not apply to this acquisition. We remind the Staff that we are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and therefore, governed by the requirements of Article 8-04(b) of Regulation S-X under Item 9.01 as opposed to Article 3-05. In accordance with Article 8-04(b) and the corresponding guidance under Article 8-04(c)(1), we compared our consolidated financial statements for the year ended December 31, 2011 to those of the Bode Companies for the same period and performed the required calculations to determine if financial statement presentation was required. None of the conditions specified in 8-04(b) exceeded 20% and thus, in accordance with Article 8-04(c)(1), financial statements are not required. As requested, below is a summary of our calculations:

8-04(b)(1)
Investment in the Bode Companies	33,099
U.S. Concrete - Total Assets	269,654
Computational %	12%
8-04(b)(2)
Bode Companies - Total Assets	10,970
U.S. Concrete - Total Assets	269,654
Computational %	4%
8-04(b)(3)
Bode Companies - Income from continuing operations before income taxes	2,137
U.S. Concrete - Loss from continuing operations before income taxes	(12,485)
Computational %	17%

Mr. Terence O’Brien
Securities and Exchange Commission
December 27, 2012

*    *    *
In connection with the Company’s responses to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions concerning this letter at (817) 835-4113. In addition, we request that you advise us when the Staff has completed its review of the filings which were the subject of the Staff’s comments.
Very Truly Yours,
U.S. Concrete, Inc.

By:     /s/Katherine I. Hargis
Katherine I. Hargis
Vice President and General Counsel